VOYA INSURANCE AND ANNUITY COMPANY
and its
Separate Account B of Voya Insurance and Annuity Company
Separate Account EQ of Voya Insurance and Annuity Company
Separate Account U of Voya Insurance and Annuity Company

Supplement Dated March 26, 2018

This supplement updates and amends certain information contained in your Contract prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

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NOTICE OF AND IMPORTANT INFORMATION REGARDING PROPOSED FUND SUBSTITUTIONS

Voya Insurance and Annuity Company (the "Company") and its Separate Account B, its Separate Account EQ and its Separate Account U (the "Separate Accounts") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Separate Accounts invest (the "Existing Funds") to be replaced with certain other funds (the "Replacement Funds").

The principal purposes of the substitutions are as follows:
- **Implement Business Plan.** The substitutions are part of an overall business plan to make the Contracts more efficient to administer and oversee and to offer funds through the Contracts that meet certain performance, risk and pricing guidelines.
- **Reduced Costs**. The replacement of the Existing Funds, which are actively managed by unaffiliated investment subadvisers, with the Replacement Funds which are each directly managed by an affiliated investment adviser using a passive management approach will allow the Company to reduce costs by consolidating administration of the Replacement Funds with its other funds.
- **Due Diligence.** The substitutions will allow the Company to respond to expense, performance and management matters that it has identified in its due diligence review of the funds available through the Contracts.

The Replacement Funds. Each of the Replacement Funds is or will be a series of Voya Variable Portfolios, Inc. or Voya Investors Trust. Not all of the Existing Funds may be available through your Contract. Please refer to your Contract prospectus for the list of Existing Funds available to you.

The following funds are involved in the substitutions:

Existing Funds	Replacement Funds
VY® Baron Growth Portfolio (Class I and Class S)	Voya Russell™ Mid Cap Growth Index Portfolio (Class I and Class S)
VY® Columbia Contrarian Core Portfolio (Class S)	Voya U.S. Stock Index Portfolio (Class S)
VY® Invesco Comstock Portfolio (Class I and Class S)	Voya Russell Large Cap Value Index Portfolio (Class I and Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class I, Class S and Class S2)	Voya Russell Small Cap Index Portfolio (Class I and Class S)
VY® T. Rowe Price Equity Income Portfolio (Class S and Class S2)	Voya Russell Large Cap Value Index Portfolio (Class I and Class S)
VY® T. Rowe Price Growth Equity Portfolio (Class I and Class S)	Voya Russell Large Cap Growth Index Portfolio (Class I and Class S)

The following lists important information regarding the proposed fund substitutions:

- Prior to the effective date of the substitutions you will receive another prospectus supplement which will indicate the substitution effective date, provide you with further details about the Replacement Funds and reiterate your rights related to the substitutions. You will also receive a summary prospectus for each Replacement Fund.
- Prior to the substitution effective date and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in an Existing Fund to any other available subaccount or to any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- Effective on or before the substitution effective date, if a Replacement Fund is not available through your Contract it will be added to your Contract as an available investment option. More information about the risks associated with investing in the Replacement Funds can be found in the current prospectus and Statement of Additional Information for that fund.
- On the substitution effective date, your investment in the subaccount that invests in an Existing Fund will automatically become an investment in the subaccount that invests in the corresponding Replacement Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the substitution effective date all allocations directed to the subaccount that invests in an Existing Fund will be automatically allocated to the subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 (800) 366-0066.
- You will not incur any fees or charges or any tax liability because of the substitutions, and your Contract value immediately before the substitutions will equal your Contract value immediately after the substitutions.
- The overall expenses of each Replacement Fund is less than the overall expenses of the corresponding Existing Fund.
- The investment objective and policies of each Replacement Fund is comparable to the investment objective and policies of the corresponding Existing Fund.
- After the substitution effective date, the Existing Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future supplements to the Contract prospectus.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.